UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 16, 2019

(Date of Report (Date of earliest event reported))

HALL STRUCTURED FINANCE II, LLC

(Exact name of registrant as specified in its charter)

Texas	75-2503042
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2323 Ross Avenue, Suite 200 Dallas, Texas	75201
(Address of principal executive offices)	(ZIP Code)

(214) 269-9500

(Registrant’s telephone number, including area code)

Debentures

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Attached as Exhibit 15 is a copy of a letter distributed to the holders of our 8% Debentures on April 16, 2019.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 10, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALL STRUCTURED FINANCE II, LLC

By:	/s/ Michael J. Jaynes
Michael J. Jaynes
President

Date: April 16, 2019